Mail Stop 4561

August 3, 2006

Ron Kallus
President and Chief Executive Officer
VGTel, Inc.
2303 South Blvd.
Houston, TX 77098

> **Re:** **VGTel, Inc.**
> **Registration Statement on Form SB-2, as amended**
> **File No. 333-134408**

Dear Mr. Kallus:

We have reviewed your response letter dated July 5, 2006, and amended registration statement and have the following comments. We will not undertake a review of your financial statements and related matters until comment 1 below has been resolved. Comments on the non-financial statement related sections of your registration statement are included in this letter.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A

General

1. We note your response to our prior comment, including your analysis of the purchase of the VGTel assets under EITF 98-3. Since, as a result of this transaction, NYN International LLC (NYN) effectively acquired a controlling interest (i.e. 62%) in Tribeka Tek, Inc. (Tribeka), and since members of senior management of NYN have now taken over management of VGTel, Inc. (formerly Tribeka) it appears that the VGTel asset acquisition qualifies as a reverse acquisition whereby Tribeka is the accounting acquiree. Please address the following:

    - Tell us whether you believe this is a reverse acquisition and provide a detailed analysis of this transaction under paragraph 17 of SFAS 141 that supports your conclusions.

    - In this regard, since it appears that Tribeka is the accounting acquiree, your analysis under EITF 98-3 should be made for the acquisition of Tribeka and not VGTel (the accounting acquirer).

2. In the notes to the fee table and elsewhere in the prospectus, you refer to warrants that are "effective" 90, 120, 150 and 180 days following the effective date of the registration statement.   What is the meaning and effect of the term "effective" when used with reference to the warrants? Tell us whether the components of the units were not issued or are not separately tradeable for some period of time following the effective date. What are the legal consequences to you and the Unit holders of the apparent "not yet effective" status of the warrants? Provide an explanation and analysis of the terms of the warrants, especially as they relate to the conditions, if any, of the "call" feature. Clarify whether the Unit holders have a contractual obligation to pay the exercise price of called warrants.

Calculation of Registration Fee

3. Please revise throughout to ensure that the offer and sale transaction(s) that you seek to register is consistently and clearly described. For example, you refer to a "sales price to the public . . . at $0.025 per Unit for a total of $20,000" in the summary under the heading "The Resale Offering." Are you seeking to register resales of shares alone, or are you seeking to register resales of Units and components of units, as well as the shares in the units and the shares underlying warrants in the units? If you are only offering the resale of common stock, you should revise to limit your discussion of the "units" to the section of the document

> where you discuss the material terms of the issuance transactions through which the selling security holders obtained the shares being offered for their accounts.

4.   We note footnote (2) and your reference to Rule 457(c) for the calculation of your registration fee. However, footnote (2) does not appear to reference any specific number or column in your fee table and paragraph (c) of Rule 457 appears inapplicable to the calculation of your fee because there is currently no public market for your common stock, the registered offering will initially be at a fixed price. Please revise to refer to an applicable paragraph of Rule 457 that may be used to calculate the registration fee.

Cover

5.   Revise your disclosure on this page to provide only the information allowed by Item 501(a) of Regulation S-B. In this respect, you should remove the second paragraph relating to the terms of the unregistered issuance of units in February 2006 and the prospectus delivery requirement should be moved to the inside front or outside back cover of the prospectus. See Item 502 of Regulation S-B. Unless you are registering Units and warrants for resale, the detailed information concerning the Units and the components thereof does not appear to be key information that should be presented on the cover page.

6.   We note your statement that the shares and warrants "were issued in February 2006 through the date of this registration statement in connection with a private placement transaction…" The meaning of this statement is unclear. Tell us when you terminated the unregistered offering of the Units described elsewhere in the prospectus and when the closing(s) for that offering took place. If the offering or closing of the Unit offering continued after May 22, 2006, in your response letter provide us with a description of the offering and sales activities in that period.

7.   Provide the required, prominent cross-reference to the page number of the prospectus where the Risk Factors section begins. See paragraph (a)(5) of Item 501 to Regulation S-B.

Inside Cover Page

8.   With the exception of the table of contents and the dealer delivery legend, please do not present text on this page. Ensure that that the prospectus summary immediately follows an inside cover page that is presented in this manner.

Summary, page 5

9.   You use specialized vocabulary and vague terms in this section of the filing. For example, it is unclear what you mean by an "out-of the box patent pending solution", nor are the "enhanced services" that this solution provides summarized. Ensure that the text of this section conveys truly significant information about your company and the offering in a concise manner by using readily understandable and informative language. Details such as your state of incorporation and changes in your articles of incorporation and capital structure would not appear to be key information that investors need as part of an introduction to your company and the offering. Please also remove the second paragraph as it is clear to investors that references to "we," "us," "our company," etc. in the prospectus refer to VGTel, Inc. Text presented in the prospectus summary must be consistent with the plain English requirements of Rule 421(d).

History of the Company

10.   Revise to state the business of Tribeka Tek, Inc. and whether such business continues to be preformed by VGTel, Inc. Explain the how the revenues and expenses from the Edgarization services that you discontinued in March 2006 have been presented in the financial statements.

Business

11.   Revise to describe concisely the type of VOIP services you currently provide. It is unclear what type of service(s) your "out-of-the-box patent pending solution" targets. What types of services "in combined forms of media" does it help enhance and how is it different from other "solutions" currently on the market? It appears that your only current product is the Group Messaging Gateway. If so, revise to so state and to highlight the difference between your product and other available products.

12.   Provide detailed factual support in your response letter that supports the statement that your products or services are provided "at a fraction of the cost of existing solutions." In the prospectus, state the basis on which the claim of a cost advantage is made, and provide quantitative information that will enable investors to put this claim in appropriate context.

13.   The summary should contain a balanced discussion of your business and this offering. In this respect, revise to state that your only current product is in the testing stage, that have not recognized any significant revenues from this product to date, and state the minimum period of planned operations that your currently available and commented capital resources will enable you to sustain.

Summary Financial Information, page 7

14.   It appears that the amounts in this table relate to the Edgarizing activities that you discontinued in February 2006, as well as the VoIP activities that you began following the January 2006 transaction with NYN. In the textual introduction to the table or in footnotes, provide background of this nature. Ensure that investors understand the extent to which the recorded revenues, expenses, assets and liabilities relate to each of the discontinued and current businesses, for each period or date presented.

Risk Factors, page 8

15.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[w]e expect to incur losses for the foreseeable future," and "[w]e have not developed any effective distribution channels for our services which are necessary to sell our services and generate revenues." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely affect" your business, operating results, or results of operations, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

16.   We note your statement on page 27 that you intend to seek additional equity financing through private placements investments after the effectiveness of this registration statement. Revise to add disclosure on the risk to investors from such transactions.

Risks Related to Our Business

We have a limited operating history … page 8

17.   Here and elsewhere in the prospectus, you refer to conducting operations in "a beta testing control environment." Revise to explain the meaning of this disclosure and the specific risk that poses to investors. Rather than using vague language such as "limited offering history," provide a concise description of the historical operations and current status of your intended business. If you do not have a developed product or if you have never received any revenues from the business you propose to engage in , those fundamental aspects of the current stage of development of your specific business should be described clearly to investors.

We expect to incur losses… page 8

18.   Revise the subheading and text of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern. Revise to state the minimum dollar amount of additional capital resources that would be needed to fund your planned operations for a period of no less than 12 months from the date of the prospectus.

We may not be able to continue to connect our network… page 9

19.   You also disclose that you must be a party to "interconnection agreements with incumbent carriers" and certain other carriers to provide your services. Revise here to discuss, or cross-reference to the section of your prospectus that discusses, the meaning of this disclosure. Describe what you mean by "interconnection agreements" and "incumbent carriers" for investors that might not be familiar with these terms.

We depend on third parties for many functions… page 12

20.   Revise to identify any third parties on which your business is currently materially dependent upon. Tell us if all agreements with third parties, upon which you are materially dependent, have been filed as exhibits to the registration statement.

Protection of the company's name…page 12

21.   Revise to discuss your knowledge concerning the existence of any company with the name "VGTel." What steps did you take to ensure that this name was not being used by any other entity and explain the reasons you consider the possibility that another entity has the same name to be a material risk to your business. This section should address current, material risks and, with respect to each risk, information regarding the specific factual conditions that present the risk should be summarized.

We are dependent upon our officers… page 16

22.   We note your statement that Mr. Kallus is the only officer devoting his full time to your business operations. Revise to state the amount of work time that your other officers are devoting to your operations.

Forward-Looking Statements, page 19

23.   Although no specific reference is made in the registration statement to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, we do note your reference to forward-looking statements "as that term is used in the federal securities laws." Please note that the safe harbors afforded to forward-looking statements by the Private Securities Litigation Reform Act are not available to penny stock issuers, and revise your prospectus to refrain from making such references so long as your stock meets the definition of penny stock.

Capitalization, page 20

24.   We note you have the option to "call" the outstanding warrants issued in the February 2006 unregistered offering. Revise to provide a materially complete description of the terms of these warrants and, specifically, the circumstances and manner in which you call the exercise of the warrants. Also, tell us why you provide such information about the call provisions of the warrants in this section, given that identical information is contained elsewhere in the prospectus.

Management Discussion & Analysis, page 24

25.   We will not fully review this section until the comments provided above regarding the financial statement presentation have been addressed. This section should be revised as appropriate, when you address those comments. We expect to have further comments once this section is amended.

26.   Throughout this section we note your references to various exhibits to the registration statement. Please note that the basic terms of all material agreements and contracts should be included in the prospectus. References to the exhibits themselves, without any meaningful discussion of the terms of such agreement or arrangement, is not appropriate. However, we would not object to your pointing investors to specific exhibits, which they could review for the complete terms of any such arrangement.

Plan of Operations for the Next 12-Month Period, page 25

27.   Significantly expand your disclosure regarding planned operations upon completion of the beta testing phase. Is your GMG website established? If not, when do you expect implementation of the website? What sorts of "campaigns" will users be able to set-up to address commercial needs? Explain your alert notifications service and how you anticipate it will work. It remains unclear from your disclosure what your "system" is and its usefulness to consumers.

28.   It appears that your product is currently only used by a single client in Israel.
        Revise to disclose the specific local or regional markets in which you currently
        conduct business and provide your services. What sort of partnership, if any, with
        local service providers and merchants are required for your Israeli operations?
        Do you have any similar agreements, arrangements or understandings in place to
        enable you to operate within the United States?

29.   We note your intentions to franchise in four markets: Mexico, Israel, Russia and
        Algeria. Revise to disclose how these markets were chosen and the reasons you
        believe these markets represent "strategic global positions which will enable
        [you] to achieve the expected rapid penetration with a global coverage." Provide
        a reasonable basis for your belief that your system will achieve "rapid
        penetration" globally and explain what you would consider "rapid penetration" in
        concrete terms.

Results of Operations, page 27

30.   Unless your revised financial statements permit a presentation under paragraph
        (a) of Item 303 of Regulation S-B, revise to provide the disclosure required by
        paragraph (b) of that regulation, for both the full fiscal years and interim periods.
        As applicable, you should discuss your changes in financial condition from one
        period to the next. What factors influenced your changes in results of operations
        from one period to the next?

Liquidity and Capital Resources, page 27

31.   We note you expect revenues from operations and your credit facility to be
        sufficient to cover expenses for the next twelve months. However, your
        disclosure on page 9 states that current resources, along with your credit facility,
        are expected to fund operations until December 2006. Expand this section to
        disclose the current rate at which you are using capital in operations and to
        indicate whether your current capital resources plus additional capital
        contractually committed to you is sufficient to fund your planned operations for a
        period of no less than twelve months from the date of the prospectus. To the
        extent you do not have sufficient capital to fund your current operations and plans
        for expansion of operations for the twelve-month period, disclose the minimum
        amount of additional capital you will need to obtain to fund planned operations
        for that period. Describe how you plan to obtain any such funds and also describe
        the effects on your business activities in the event you are not able to raise capital
        that must be obtained to fund any portion of twelve months of operations from the
        effective date. Tell us whether the existing funds will allow you to complete your
        beta testing and implement the other initiatives set forth in your plan of operations
        for the next 12 months.

Business, page 32

32.	It appears that your GMG application is a telemarketing campaign product. If so, revise your disclosure throughout the prospectus to highlight this use when you discuss this application. Revise your disclosure here to describe this product and how it compares to other currently available telemarketing systems/applications on the market. What do you mean by "broadcasting service"? How would potential customers reach their intended target audience?

Principal Products or Services and Their Markets, page 33

33.	Revise to disclose in more understandable terms your VGTel system. Is it a software program, an internet application or VOIP server? It appears from your current disclosure that the VGTel system is intended to be used in several specific products to be offered to consumers. However, this is not clear. Please revise to disclose the products you currently offer separately from those you intend or hope to offer in the future. Disclosure regarding future products should indicate the status of such products and the timeframe in which you anticipate bringing such products to market.

Distribution Methods of the Products or Services, page 35

34.	Revise to disclose the markets in which you currently operate and your method of distribution of your services to that market. This should be disclosed separately and distinctly from the markets you intend to operate in and the methods you intend to use for the distributions of your products/services in the future.

Dependence on One or a Few Customers, page 36

35.	We note your statement that you expect to have a diversified clientele in many sectors across a broad range of industries in various geographical locations. Revise to state whether you are currently dependent on one or a few customers for your total revenues. Given your current liquidity position, revise to provide a reasonable basis for your assertions that you expect to have a diversified clientele in many sectors across a broad range of industries in various geographical locations.

Patents, Trademarks, Licenses … , page 36

36.   Revise to describe a "Provisional Patent" and explain the legal rights that this
        confers on you in protecting your core technology process.

The Regulations that Apply to Us, page 16

37.   You state that your operations are not subject to any "significant" governmental
        regulations. Item 101(b)(9) requires a discussion of the effect of existing or
        probable governmental regulations on the business. Expand your discussion
        accordingly. For example, if material, discuss the impact of FCC regulations
        relating to advertising on cell phones, relevant privacy laws, and any other
        applicable regulations.

Directors, Executive Officers, Promoters and Control Persons, page 37

38.   Revise to state how long Mr. Hason has been employed at Platin Ltd. See Item
        401(a)(4) of Regulation S-B. It does not appear that Ms. Kallus has any previous
        business experience. If true, please revise to so state.

39.   It does not appear that any of your officers and directors have experience as the
        officers or directors of a public company. If true, consider adding risk factor
        disclosure regarding the risk to investors and your business due to management's
        inexperience in establishing, implementing and maintaining a system of
        disclosure controls and procedures and internal controls over financial reporting
        required of public companies.

40.   Revise to provide the disclosure required by Item 401(a)(c) regarding the familial
        relationship between Mr. Kallus and Ms. Kallus.

Security Ownership of Certain Beneficial Owners and Management, page 39

41.   We note this table is dated March 2006. Please update as of the most recent
        practicable date. Please confirm that beneficial ownership for all named
        stockholders was calculated pursuant to Rule 13d-3.

42.   We note the qualification to your disclosure on pages 37 and 40 as being true "to
        [y]our knowledge…" or "to the knowledge of management…"   Such
        qualifications are inappropriate as VGTel is responsible for the accuracy of all
        disclosure in the prospectus.

Certain Relationships and Related Transactions, page 41

43.   Exhibit 99.6 to the registration statement purports to memorialize an agreement between you and Platin Ltd. Given that Mr. Hason is the Chief Marketing Officer of Platin Ltd., it is unclear why that transaction is not disclosed here. Please revise or advise.

Selling Security Holders, page 47

44.   According to your selling stockholder table, 4.6 million shares of common stock are being offered for resale by the named stockholders. However, your calculation of registration fee table registers only 4 million shares. Please revise or advise.

45.   Please revise to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by all non-reporting entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. We note that several of your footnotes reference control persons. If these people also exercise voting and/or dispositive powers with respect to the shares to be offered for resale for those entities, revise to so state.

46.   We note your statement on page 47 that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer "to your knowledge." Please remove this disclaimer.

Where You Can Find More Information, page 28

47.   Please note that the location of the Public Reference Room has changed to 100 F Street, NE, Room 1580, Washington, DC 20549.

48.   We note your statement that "Statements in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, in each instance, reference is made to the copy of that contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference." Such disclaimer is inappropriate because investors are entitled to rely upon the information provided in the prospectus. Please delete this and any similar disclaimers made elsewhere in the prospectus.

49.   Please revise to provide disclosure pursuant to Items 101(c)(1) and (2) of Regulation S-B.

Part II

Recent Sales of Unregistered Securities, page 66

50.   Please note that all securities sold within the past three years without registration
        should be disclosed in this section. In this regard, we note your statement
        "During the past three (3) years we have sold unregistered securities to the
        shareholders of NYN International LLC and in private placement transactions."
        Please confirm that all required unregistered offerings are properly disclosed in
        this section. Reference to "other" unregistered offerings that occurred in the last
        three years should be removed or the offerings should be properly described.

51.   You state that 400,000 shares were issued to Brain & Power Ltd. as payment for
        "the initial $10,000 for services rendered by B& P under this contract." Tell us
        whether the services have been rendered or if this payment was for future
        services. We may have further comment.

Undertakings, page 67

52.   Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were
        recently amended. Revise to include all undertakings required by Item 512(g) of
        Regulation S-B, as currently in effect.

Exhibits

53.   It does not appear that any documents or agreements memorializing the February
        and March 2006 unregistered offering were filed as exhibits to this registration
        statement. Please file any purchase, subscription, investor rights, registration
        rights or other similar agreements between you and the investors with your next
        amendment. Please also file the Series A, B, C, and D Warrants, pursuant to Item
        601(b)(4), with your next amendment.

Exhibit 5.1

54.   We note that this opinion is signed "The O'Neal Law Firm, P.C., Fountain Hills,
        Arizona" and that VGTel is a New York corporation. Please tell us if counsel is
        licensed to practice in New York. We will accept an opinion of counsel on a
        jurisdiction in which counsel is not admitted to practice so long as the opinion is
        not qualified as to jurisdiction. If the legality opinion is to be rendered by this
        counsel, revise the opinion to delete the reference to the firm being an Arizona
        law firm.

55.   Since it appears that 3,200,000 of the shares being registered for this transaction
        are not outstanding, please revise your legality opinion to also opine that these
        shares, when issued, will be validly issued, fully paid and nonassessable, when
        specific conditions that you identified have been satisfied.

Signatures, page 68

56.   The Form SB-2 requires that a majority of the board of directors sign the
        registration statement. See Instructions for Signatures. Please revise.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendments to
expedite our review.   Please furnish a cover letter with your amendments that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare
    the filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact April Coleman at (202) 551-3458 or Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. You may also contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (480) 816-9241
        William D. O'Neal, Esq.
        The O'Neal Law Firm, P.C.
        Telephone: (480) 812-5058